Mail Stop 3561

February 6, 2007

Mr. Gary Bedini
President and C.E.O.
Energenx, Inc.
6200 E. Commerce Loop
Post Falls, Idaho 83854

Re: **Energenx, Inc.**
      Form 10-KSB/A Fiscal Year Ended December 31, 2005
      Filed August 9, 2006
      File No. 000-50739

Dear Mr. Bedini:

        We have reviewed your amended filing and have the following comment. Where indicated, we think you should revise your future filings in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1934 Exchange Act Reports

Item 3 – Controls and Procedures

        With respect to your disclosures in the Form 10-QSB filings for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, we note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:

- We note that management concluded controls and procedures were *sufficiently* effective. Based on this disclosure, it is unclear whether your certifying officers concluded that your disclosure controls and procedures were *effective*.

- We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed.
- We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.
- Your disclosures did not include the information required by Item 308(c) of Regulation S-B. Accordingly, the disclosure should be revised to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies